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                     Network Access Solutions Corporation
                              100 Carpenter Drive
                           Sterling, Virginia  20164
                                 (703) 742-7700


                                 April 17, 2000

Via Facsimile and Edgar
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

          Re: Network Access Solutions Corporation (File No. 333-93455) Form RW - Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Network Access Solutions Corporation, a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-93455, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on December 22, 1999.

     Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 5,750,000 shares of its Common Stock, $.001 par value per share (the "Shares"), for issuance to the public. The Registrant believes that, due to market conditions, it is not in the best interests of the Registrant to pursue the registration and sale of its common stock at this time. No securities have been sold under the Registration Statement. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Sylvia M. Mahaffey (202-663-8027) at Shaw Pittman, legal counsel to the Registrant.

                              Sincerely,

                              NETWORK ACCESS SOLUTIONS CORPORATION


                              By: /s/ WORTH D. MACMURRAY
                                  ----------------------
                              Name: Worth D. MacMurray
                              Title: Vice President, Legal & Strategic Projects